Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Christopher D. Menconi

202.739.5896

cmenconi@morganlewis.com

VIA EDGAR

March 9, 2012

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 5”)

Dear Mr. Grzeskiewicz:

This letter responds to comments on Amendment No. 5, which you provided in a telephonic discussion with me and my colleague, Abigail Bertumen, and Kristin Hester of Dechert LLP on Tuesday, January 31, 2012. Amendment No. 5 was filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Yorkville High Income MLP ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 5.

1.	Comment: Please confirm in your response letter that the Fund intends to rely on the Trust’s existing exemptive order and identify any pending exemptive applications that the Trust has filed.

Response: We confirm that the Fund intends to rely on the Trust’s existing exemptive order, which was obtained by the Trust, the Fund’s Adviser and the Fund’s Distributor (the “Applicants”), on December 1, 2009 and permits the operation of passively-managed exchange-traded funds (“ETFs”) that track indexes of domestic and/or foreign equity securities.1 On September 21, 2011, the Applicants filed an exemptive application requesting an order permitting the operation of passively-managed ETFs that track indexes of domestic and/or foreign fixed income securities, as well as indexes that include long and short positions. Additionally, on October 18, 2011, the Applicants filed an exemptive application requesting an order permitting the operation of actively-managed ETFs. These applications are currently undergoing review by the SEC Staff.

1 See Investment Company Act Rel. Nos. 28991 (Nov. 5, 2009) (Notice) and 29065 (Dec. 1, 2009) (Order).

Mr. John Grzeskiewicz

March 9, 2012

2.	Comment: In the Prospectus, please revise the narrative before the fee table to state that investors may pay brokerage commissions on their purchases and sales of ETF shares, which are not reflected in the example, as required by Item 3, Instruction 1(e) of Form N-1A.

Response: The following highlighted disclosure has been added to the narrative under “Fees and Expenses” in the Prospectus. Duplicative disclosure in the narrative under the “Example” has been deleted.

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

3.	Comment: Please explain in your response letter how the Fund will satisfy the requirements of Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940 if it tracks an index that includes both master limited partnerships (“MLPs”) and royalty trusts.

Response: Royalty trusts are limited to no more than 20% of the Index.2 As described in the Prospectus under “Information Regarding the Index,” index components classified as royalty trusts are not permitted to exceed an aggregated percentage weight of 20% in the Index.

4.	Comment: Please disclose whether the Index is currently concentrated in an industry or group of industries, as of the date of the Prospectus, and identify the industry or group of industries in which the Index is concentrated.

Response: The eighth paragraph under “Principal Investment Strategies” has been revised as follows:

2 As described in the Prospectus, the Fund will invest, under normal circumstances, at least 80% of its net assets in MLPs.

Mr. John Grzeskiewicz

March 9, 2012

The Fund will concentrate its investments (i.e. hold 25% or more of its total assets) in a particular industry or group of industries~~, as discussed above,~~ to approximately the same extent that the Index concentrates in an industry or group of industries. As of the date of the Prospectus, the Index is ~~so~~ concentrated~~.~~ in the energy sector.

5.	Comment: Please note that the following sentence under the “Principal Risks” is not required if the Fund is not advised by or sold through an insured depository institution:

   An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any government agency.

Response: The sentence has been removed.

6.	Comment: Please disclose in your response letter whether the Index will be the broad-based securities market index that the Fund will be compared to for performance purposes in the Prospectus. If so, please explain in your response letter why the Adviser considers the Index a broad-based securities market index.

Response: The Investment Sub-Adviser has confirmed that the S&P 500 Index will be the broad-based securities market index that the Fund will be compared to for performance purposes.

7.	Comment: Please confirm that neither the Fund nor any of its related companies will pay financial intermediaries for the sale of Fund shares or related services. If the Fund or its related companies will pay financial intermediaries for the sale of Fund shares or related services, please include disclosure in the Prospectus required by Item 8 of Form N-1A.

Response: Neither the Fund nor any of its related companies will pay financial intermediaries for the sale of Fund shares or related services.

8.	Comment: In the Prospectus under “Information Regarding the Index,” please provide additional detail regarding the Solactive High Income MLP Index, including:

(i) the average market capitalization of the companies included in the Index;

(ii) whether the index is currently or has recently been concentrated in an industry or group of industries;

Mr. John Grzeskiewicz

March 9, 2012

(iii) the number of MLPs and royalty trusts currently included in the Index; and

(iv) how often the index is rebalanced by the index provider.

Response: The following disclosures have been added under “Information Regarding the Index:”

(i) In the third paragraph, the following has been added as the fourth sentence: “As of February 10, 2012, the average market capitalization of companies included in the Index was $1.9 billion.”

(ii) In the second paragraph, the following has been added as the third sentence: “As of February 10, 2012, the Index was concentrated in the energy sector.”

(iii) In the second paragraph, the following has been added as the last sentence: “As of February 10, 2012, the Index included 22 MLPs and 3 royalty trusts.”

(v) In the third paragraph, the following has been added as the second sentence: “Rebalancing occurs annually.”

9.	Comment: Please confirm that the Index includes only royalty trusts that are traded on U.S. exchanges.

Response: The Investment Sub-Adviser has confirmed that the Index includes only royalty trusts that are traded on U.S. exchanges.

10.	Comment: If there are issues specific to valuing MLPs and royalty trusts, please consider describing how the Fund will address such issues.

Response: The MLPs and royalty trusts in which the Fund invests are listed and traded on U.S. exchanges and a description of the procedures for valuing the Fund’s securities is disclosed in the Prospectus. Therefore, no changes have been made.

11.	Comment: In the SAI, please consider removing descriptions of investments that are not applicable to the Fund. If the Fund may invest in certain investments, such as U.S. government securities, as a temporary defensive measure or as part of the 20% of its assets that the Fund may invest in investments not included in the Index, please consider disclosing this in the Prospectus.

Mr. John Grzeskiewicz

March 9, 2012

Response: The Fund does not intend to employ temporary defensive measures. The Fund retains the flexibility to invest to a limited degree in the investments described in the SAI. Therefore, no changes have been made.

12.	Comment: Please confirm that the use of derivatives is not part of the Fund’s principal investment strategy.

Response: The Investment Sub-Adviser has confirmed that the use of derivatives is not part of the Fund’s principal investment strategy.

13.	Comment: In the SAI, in the section “Members of the Board” under the “Trustees and Officers of the Trust,” please disclose that J. Garrett Stevens is the only interested person on the Board.

Response: The requested change has been made.

14.	Comment: The Staff notes that redemptions from the Fund will be effected principally in cash. Please disclose whether the Fund is less tax efficient than other ETFs.

Response: The following disclosure has been added to the “Risk of Cash Transactions” section under “Principal Risks” in the Prospectus:

Risk of Cash Transactions. Unlike many exchange-traded funds (“ETFs”), the Fund expects to effect redemptions principally for cash, rather than in-kind. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. Other ETFs generally are able to make in-kind redemptions and avoid realized gains in connection with transactions designed to meet redemption requests. Because the Fund may effect redemptions principally for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Such cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees. These brokerage fees, which will be higher than if the Fund redeemed its Shares in-kind, will be passed on to redeemers of Creation Units in the form of redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs.

15.	Comment: Under “Redemption Transaction Fee” in the SAI, please confirm that the redemption transaction fee and the additional variable charge for cash redemptions will not exceed 2.00% of the value of the shares redeemed.

Mr. John Grzeskiewicz

March 9, 2012

Response: We have confirmed that the redemption transaction fee and the additional variable charge for cash redemptions will not exceed 2.00% of the value of the shares redeemed.

16.	Comment: Under “Required Early Acceptance of Orders,” please disclose how a shareholder determines the NAV at which his shares will be redeemed if the Fund may require orders to be placed up to one or more business days prior to the trade date.

Response: The disclosure that the Fund may require orders to be placed up to one or more business days prior to the trade date has been deleted from the SAI.

***************

The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5896 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	Abigail Bertumen, Esq.

W. John McGuire, Esq.

Kristin Hester, Esq.

Stuart Strauss, Esq.

Jennifer Bergenfeld, Esq.